UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

December 22, 2022
(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 5. Changes in Control of Issuer.
On December 16, 2022, Simon Property Group, Inc. (NYSE: SPG), through a wholly owned subsidiary (“Simon”), acquired a fifty percent (50%) interest in certain Jamestown corporate entities (collectively, the “Target Entities”) from Mr. Christoph Kahl, and Ms. Ute Kahl (the “Transaction”). The Transaction includes Simon’s acquisition of a 50% interest in Jamestown, L.P. (“Jamestown”), which is the sole owner of Jamestown Invest Manager, L.P., which serves as the manager (the “Manager”) of Jamestown Invest 1, LLC (the “Company”). Following the transaction, Mr. and Ms. Kahl retain twenty-five (25%) of the ownership interests in Jamestown and Mr. Matt Bronfman, Chief Executive Officer of Jamestown, and Mr. Michael Phillips, President of Jamestown, collectively retain the remaining twenty-five (25%) ownership interests in Jamestown.

Jamestown exercises significant control over the Company’s business, including through ownership of the Manager. Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis. A team of real estate professionals, acting through the Manager, continue to make all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in the Company’s operating agreement and also provide asset management, marketing, investor relations and other administrative services on the Company’s behalf with the goal of maximizing the Company’s operating cash flow and preserving our invested capital. In addition, Jamestown maintains a sponsor co-investment of 200,000 shares in the Company.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	December 22, 2022

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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